EXHIBIT 99.1

INTERNET GOLD - GOLDEN LINES NEW SERIES DEBENTURES RECEIVE AN A3 STABLE RATING

Ramat Gan, Israel, September 21, 2010 – Internet Gold - Golden Lines Ltd. (Nasdaq: IGLD) today announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s, has awarded the Company’s new Series C Debentures a local rating of A3 stable rating. The rating was secured in advance of Internet Gold's intended issuance of up to NIS 180 million Series C debentures with a duration of five-six years.

In awarding the new debentures an A3 stable rating, Midroog cited the following factors (among others): (1) B Communications’ holding of the controlling interest in Bezeq, the leading player in the Israeli communications market, which has an Aa1 stable rating; and (2) the financing structure for the acquisition of the Bezeq interest.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its approximately 76.62% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 30.41% in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold also owns a number of Internet media and e-Commerce companies. Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il; www.igld.com; www.bcommunications.co.il:www.ir.bezeq.co.il/

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director

i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Mor Dagan - Investor Relations

mor@km-ir.co.il / Tel: +972-3-516-7620